SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

PARAMOUNT RESOURCES LTD.

(Translation of registrant’s name into English)

4700 – 888 – 3rd Street S. W.
Calgary, Alberta, Canada T2P 5C5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT RESOURCES LTD. (Registrant)
By:	/s/ Charles E. Morin
	Name:	Charles E. Morin
	Title:	Corporate Secretary

Date:   June 4, 2004

Form 6-K Exhibit Index

Exhibit No.
1.	Material Change Report

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Paramount Resources Ltd. (“Paramount”)
4700 – 888 Third Street S.W.
Calgary, Alberta T2P 5C5

Item 2.	Date of Material Change

May 25, 2004

Item 3.	News Release

Paramount issued a news release respecting the material change described herein on May 25, 2004, through the facilities of CCN Matthews.

Item 4.	Summary Of Material Change

Paramount entered into an agreement to acquire certain oil and natural gas assets for $189 million, subject to adjustments. The assets to be acquired are in the Kaybob area in central Alberta, in the Fort Liard area in the Northwest Territories and in northeast British Columbia. The acquisition is expected to be completed on or about June 30, 2004, subject to the satisfaction of certain conditions.

Item 5.	Full Description Of Material Change

On May 25, 2004, Paramount entered into an agreement with a commercial trust wholly-owned by Enerplus Resources Fund (a publicly listed Canadian energy trust) to acquire certain conventional western Canadian oil and natural gas assets currently owned by Chevron Canada Resources, a general partnership, for $189 million, subject to adjustments. Enerplus Resources Fund and its subsidiaries (collectively, “Enerplus”) and Acclaim Energy Trust (a publicly listed Canadian energy trust) and its subsidiaries (collectively, “Acclaim”) are parties to agreements (collectively, the “Chevron Acquisition Agreements”) with Chevron Canada Resources and Chevron Canada Limited (collectively, “Chevron”) to acquire all of the partnership interests of Chevron Canada Resources and certain of the assets of Chevron Canada Limited. The assets held by Chevron Canada Resources and those to be acquired by Enerplus and Acclaim from Chevron Canada Limited represent substantially all of the conventional Western Canadian oil and natural gas assets of Chevron. The assets to be acquired by Paramount form part of the assets of Chevron to be acquired by Enerplus and Acclaim pursuant to the Chevron Acquisition Agreements.

Certain of the properties to be acquired by Paramount, representing in aggregate approximately 14% and 22% of the production and total proved plus probable reserves, respectively, attributable to the properties to be acquired pursuant to the acquisition, are subject to rights of first refusal. If any of these rights of first refusal are exercised,

Paramount will remain obligated to purchase all assets other than those in respect of which the rights of first refusal have been exercised and the purchase price will be reduced accordingly.

The acquisition is expected to be completed on or about June 30, 2004 with an effective date of June 1, 2004. Closing of the acquisition is subject to the completion of the transactions under the Chevron Acquisition Agreements, the receipt of required regulatory approvals and the satisfaction of other standard closing conditions. Paramount has arranged a $180 million non-revolving bridge financing with a Canadian chartered bank to fund the acquisition.

Through the acquisition Paramount will acquire developed oil and gas properties and related production facilities in the Kaybob area in central Alberta and the Fort Liard area in the Northwest Territories. Also included in the acquisition are 139,900 net acres of undeveloped lands in the Kaybob area and 61,200 net acres of undeveloped lands in the Fort Liard area and in northeast British Columbia. All of the properties to be acquired are adjacent to or nearby Paramount’s existing properties in these areas. The acquisition will complement Paramount’s existing field operations and provide synergies in exploitation and exploration in these areas.

The Kaybob properties to be acquired by Paramount are currently producing 20 MMcf/d of natural gas and 3,300 Bbls/d of crude oil and natural gas liquids. The oil and gas properties in the area are primarily mature producing properties. Paramount will be acquiring working interests ranging from 10% to 50% in the Kaybob properties. These Kaybob assets will provide Paramount with a number of properties to exploit using the expertise that has been developed by Paramount in the area.

The Fort Liard property to be acquired by Paramount has four producing wells in the Northwest Territories which are currently producing approximately 20 MMcf/d of natural gas. The working interests being acquired are 43% in three of the wells and 15% in one of the wells. Paramount currently has working interests of 2.76% and 6.9% in the three wells and one well referred to above, respectively. In addition, a new well is currently being drilled on the Fort Liard property which is expected to reach total depth by the end of June 2004. If the acquisition is completed, Paramount will have a 46.19% interest in this well.

The northeast British Columbia properties to be acquired by Paramount consist of undeveloped lands in the Maxhamish area with no production or reserves currently assigned to these properties. The working interests being acquired in the lands range from 25-100%.

The reserves attributable to the oil and gas properties to be acquired by Paramount, assuming all properties are acquired, have been evaluated by Sproule Associates Limited (“Sproule”) as of June 1, 2004 in accordance with National Instrument 51-101. A summary of the proved producing, total proved and total proved plus probable reserves attributable to the properties as evaluated by Sproule is set forth below:

	Crude Oil and
	Natural Gas Liquids	Natural Gas
	(MBbls)	(Bcf)
	Constant Price Basis
Proved Producing	5,176	48.8
Total Proved	5,176	51.1
Total Proved plus Probable	7,845	98.4

	Forecast Price Basis
Proved Producing	4,410	44.8
Total Proved	4,410	47.1
Total Proved plus Probable	6,653	93.6

The assets to be acquired are currently producing approximately 40 MMcf/d of natural gas and 3,300 Bbls/d of oil and NGLs.

Paramount’s “Statement of Reserves Data and Other Oil and Gas Information” (the “Statement”) required by National Instrument 51-101 is set forth in Paramount’s annual information form for the year ended December 31, 2003. The acquisition will add those reserves, production, land holdings and oil and gas properties and facilities described above to those set forth in the Statement.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business telephone number of an executive officer of Paramount who is knowledgeable about the material change and this report and who may be contacted in connection with this report is James H. T. Riddell, President and Chief Operating Officer of Paramount, at (403) 290-3600.

Item 9.	Date of Report

June 4, 2004.

PARAMOUNT RESOURCES LTD.
Per:	(signed)
James H. T. Riddell
President and Chief Operating Officer